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                                  EXHIBIT 11.1

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.
                 Statement re Computation of Per Share Earnings

   The following table sets forth the computation of basic earnings per share:

                                  July 31, 1999    July 31, 2000    July 31, 2001    July 31, 2002
Numerator:
  Net income (in thousands)              141              547             387            1,109

Denominator:
  Basic common shares
  Outstanding                          1,095            1,271           1,447            1,546

Basic earnings per share              128.52           430.55          267.58           717.14